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Kizin Lakay

Caribbean Restaurant

Brooklyn, NY
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THE PITCH
Kizin Lakay is seeking investment to open a location in Brooklyn, New York.
First Location
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THE TEAM
Carline Simeon
CEO/Chef

Carline is extremely passionate about cooking with over 17 years of experience. She has a deep desire for sharing her amazing Haitian traditional cuisine as well as culture through foods while offering superb customer service that is continuous.

Carline's current role as the Director of Training at LVMH Brands. Carline has over 14 years of experience in this role training staff on the various products, selling techniques, as well as customer service best practices. In her role, she is responsible for hiring processing and training new staff. Carline has experience managing a team of 50, which is apparent in her ability to be very patient and problem solve.

Cori-Lucy Simeon-Ohiri
COO

Cori-Lucy has 15 years of professional experience in sales, marketing, design, and logistics, Cori-Lucy has ensured effective service for countless events and projects.

We will be looking to Cori-Lucy's experience in the catering industry to add this service in year to and increase sales.

Stephany Reyes-Seri
CFO

Stephany has over 8 years of experience helping entrepreneurs obtain financing for both pre-start up and operating businesses. In her career, Stephany has been able to assist 100+ businesses in the New York City area connect to over $1.8MM in capital solutions.

Stephany will be utilizing her network in the City to ensure their location is compliant with all City and State regulations.

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OUR STORY

Welcome to Kizin Lakay! A healthy twist on your favorite traditional Caribbean dishes. A take-out eatery sourcing ingredients from local East Coast vendors. Executive Chef Carline Siméon will introduce Brooklyn to familiar foods, fresh ingredients, and healthy recipe alternatives.

Healthy Alternative to Authentic Caribbean Dishes
Locally Sourced Ingredients

Fast Turn-Around
Prioritize Service Efficacy
Interact with Patrons on Social Media
Eco-friendly Take Out Containers
Minority/Woman-Owned
Management Team Diverse Career Backgrounds
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TARGET MARKET

Our target market of millennials are more open to trying new foods and also have the disposable income to frequent our establishment at least once a week. According to IBISWorld, consumers are becoming increasingly aware of issues related to weight/obesity, as such they are increasingly going out of their way to avoid them. This is our ideal customer.

Urban Population
Disposable Income
Higher Education
Annual Income $50K+
Health Conscience
Millennials {25-40}
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Key Money $40,000
Rent/Deposit $18,000
Build Out $10,000
Startup Expenses $10,000
Working Capital $16,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $522,000 $574,200 $614,394 $645,113 $664,466
Cost of Goods Sold $243,672 $268,039 $286,801 $301,140 $310,174
Gross Profit $278,328 $306,161 $327,593 $343,973 $354,292

EXPENSES

Rent $66,540 $68,203 $69,908 $71,655 $73,446
Utilities $17,600 $18,040 $18,491 $18,953 $19,426
Salaries $136,400 $150,040 $160,542 $168,568 $173,624
Insurance $2,200 $2,255 $2,311 $2,368 $2,427
Waste Removal $7,700 $7,892 $8,089 $8,291 $8,498
Internet/Phone $1,650 $1,691 $1,733 $1,776 $1,820
POS System $770 $789 $808 $828 $848
Legal & Professional Fees $2,000 $2,050 $2,101 $2,153 $2,206
Security System $660 $676 $692 $709 $726
Marketing/Delivery Service $8,000 $8,200 $8,405 $8,615 $8,830
Quickbooks $770 $789 $808 $828 $848
Kitchen Supplies/Equipment $1,100 $1,127 $1,155 $1,183 $1,212
To Go Items $3,300 $3,382 $3,466 $3,552 $3,640
Cleaning/Bathroom Supplies $1,100 $1,127 $1,155 $1,183 $1,212
Office Supplies $1,100 $1,127 $1,155 $1,183 $1,212
Building Maintenance $1,100 $1,127 $1,155 $1,183 $1,212
Misc. $5,500 $5,637 $5,777 $5,921 $6,069
Operating Profit $20,838 $32,009 $39,842 $45,024 $47,036
This information is provided by Kizin Lakay. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents

Investor Agreement
2021 Balance Sheet
Articles of Organization.pdf
CCS_FilingReceipt.pdf
Investment Round Status
Target Raise $100,000
Maximum Raise $107,000
Amount Invested $0
Investors 0
Investment Round Ends July 30, 2021
Summary of Terms
Legal Business Name CCS Worldwide, LLC
Investment Structure Revenue Sharing Note
Investment Multiple 1.7×
Business's Revenue Share 2.5%-2.7%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date April 1, 2031
Financial Condition
No operating history

CCS Worldwide LLC was established in May, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the CCS Worldwide LLC's fundraising. However, CCS Worldwide LLC may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of CCS Worldwide LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

CCS Worldwide LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. CCS Worldwide LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from CCS Worldwide LLC's core business or the inability to compete successfully against the with other competitors could negatively affect CCS Worldwide LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in CCS Worldwide LLC's management or vote on and/or influence any managerial decisions regarding CCS Worldwide LLC. Furthermore, if the founders or other key personnel of CCS Worldwide LLC were to leave CCS Worldwide LLC or become unable to work, CCS Worldwide LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which CCS Worldwide LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, CCS Worldwide LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

CCS Worldwide LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If CCS Worldwide LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt CCS Worldwide LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect CCS Worldwide LLC's financial performance or ability to continue to operate. In the event CCS Worldwide LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither CCS Worldwide LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

CCS Worldwide LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and CCS Worldwide LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although CCS Worldwide LLC will carry some insurance, CCS Worldwide LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, CCS Worldwide LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect CCS Worldwide LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of CCS Worldwide LLC's management will coincide: you both want CCS Worldwide LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want CCS Worldwide

LLC to act conservative to make sure they are best equipped to repay the Note obligations, while CCS Worldwide LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If CCS Worldwide LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with CCS Worldwide LLC or management), which is responsible for monitoring CCS Worldwide LLC's compliance with the law. CCS Worldwide LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if CCS Worldwide LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if CCS Worldwide LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of CCS Worldwide LLC, and the revenue of CCS Worldwide LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of CCS Worldwide LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Changes in Economic Conditions Could Hurt Kizin Lakay

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Kizin Lakay's financial performance or ability to continue to operate. In the event Kizin

Lakay ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Limited Operating History

Kizin Lakay is a newly established entity and has no history for prospective investors to consider.

Real Estate Risk

Kizin Lakay is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Kizin Lakay is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Kizin Lakay. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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